FOR IMMEDIATE RELEASE

June 27, 2007

ADVANTEST CORPORATION

(Toshio Maruyama, President and CEO)

(Stock Code Number: 6857, TSE first section)

(Ticker Symbol: ATE, NYSE)

CONTACT:

Yuri Morita

(Managing Executive Officer and

Senior Vice President, Corporate Affairs Group)

Phone: +81-(0)3-3214-7500

Advantest Issues Stock Option (Stock Acquisition Rights) to Employees, etc.

Tokyo –June 27, 2007 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Articles 236, 238 and 239 of the Company Law and a shareholders resolution at the 65th ordinary general meeting of shareholders under the terms set forth below.

1.	Date of allocation	July 12, 2007

2.	Number of stock acquisition rights allocated	5,940

3.	Payment to be made as consideration for the stock acquisition rights	No payment is required.

4.	Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights	594,000 shares of common stock of the Company (each stock acquisition right shall be exercisable for 100 shares)

5.	Total subscription price to be paid upon exercise of each stock acquisition right	To be determined as of July 12, 2007

6.	The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	To be determined as of July 12, 2007

7.	Exercise period of the stock acquisition rights	Between April 1, 2008 and March 31, 2012

8.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights

(a) The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount equal to one-half of the maximum limit of capital increase, as calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen (to be determined as of July 12, 2007).

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(b) The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in the sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in the sub-paragraph (a) above.

9.	The number of employees receiving stock acquisition rights	Executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries, totaling 199.

For Reference

(1)	The date of the meeting of the Board of Directors setting the date for the ordinary general meeting of shareholders	May 25, 2007

(2)	Date of the resolution made pursuant to the ordinary general meeting of shareholders	June 27, 2007

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